Filed by GigCapital3, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-39283

Subject Company: Lightning Systems, Inc.

CONFIDENTIAL DRAFT

FOR IMMEDIATE RELEASE

Contact:	Joe Koenig
(708) 613-5005
pressrelations@lightningemotors.com

Lightning eMotors Delivers First All-Electric Motorcoach to ABC Companies, Receives Order for 200 Zero Emissions Vehicles

•	ABC Companies, a premier provider to the transportation industry, places $45M order for 200 additional electric vehicles ranging from Class 3 Transit passenger wagons to motorcoaches.

•	The motorcoach platform is the 7th zero-emission platform developed and manufactured by Lightning eMotors

•	Deliveries of zero emission vehicles and powertrains already underway

•	Business combination with GigCapital3, Inc. remains on track

LOVELAND, Colo., Jan. 5, 2021 – Lightning eMotors (“Lightning eMotors” or the “Company”), a leading provider of commercial electric vehicles for fleets, today announced a $45 million order for its zero-emission powertrain systems from Faribault, Minnesota-based motorcoach supplier ABC Companies. The first zero-emission motorcoach was delivered in December.

The order includes a mix of new vehicles manufactured by Lightning eMotors, as well as new zero-emission powertrain systems developed by Lightning eMotors to be upfit by ABC Companies into customers’ previously operated vehicles.

Under the order and partnership, Lightning eMotors has trained ABC Companies personnel to install and service Lightning Electric powertrain systems. In addition to Class 8 motorcoaches, the order from ABC Companies includes Class 3 Lightning Electric Transit passenger vans, Class 4 Lightning Electric E-450 shuttle buses, Class 5 Lightning Electric F-550 shuttle buses, and Class 7 transit buses.

“The first motorcoach delivered has met the high expectations many of our customers have,” said Roman Cornell, president and chief commercial officer of ABC Companies. “It has excellent power, over 200 miles of range on a charge, and Lightning’s energy division can support installation of fast-charging systems that meet our customer’s stringent requirements. This agreement demonstrates our commitment to work together with Lightning eMotors and sets our order plans for the next 24 months.”

Electric motorcoaches to be offered by ABC Companies include both touring coach and high-capacity double-deck coaches.

“At 3445 Newton-meters of torque (2540 ft-lbs), the Lightning eMotors’ electric motorcoaches are our most powerful and advanced powertrain to date,” said Tim Reeser, chief executive officer of Lightning eMotors. “They have an 800-volt modular, liquid-cooled battery system with up to 640 kilowatt-hours of energy that provides roughly 200 miles of real-world range and can be charged fully in three hours via DC fast charging.

“The coach powertrain is our seventh commercial electric vehicle powertrain, developed on our modular, proprietary software and hardware platform,” Reeser added. “With more than 500 components, and a multitude of custom-built systems including intricate wiring harnesses, DC fast charging systems, control software, framework, and several of the high voltage HVAC components, we developed the powertrain in less than a year, proving the value of our accelerated building-block platform.”

Despite the complexity, the powertrain is designed to be quickly installed by trained ABC technicians at their facilities throughout North America.

The partnership with Lightning eMotors was formed after ABC Companies conducted a global search for a powertrain provider with the scope, scale, experience, and expertise to provide zero-emission vehicles and offer charging solutions for large corporate and municipal customers. ABC also liked that Lightning eMotors would be able to develop custom zero-emission repower kits for a variety of customers and vehicle applications, Cornell said.

“Many of our large corporate and university campus customers are making plans to go all-electric as they ramp back up, so we are excited to be able to immediately offer both new electric buses and zero-emission repower solutions through our Diesel-to-Electric Repower Program,” Cornell added.

The repower program is launching under ABC Companies’ SVT (Specialty Vehicles and Technologies) division, underscoring the company’s focus on lowering EV market cost-of-entry barriers for coach operators.

In addition to providing a full range of zero-emission vehicle (ZEV) repower options for motorcoaches, ABC also will be an authorized nationwide service center and distributor for new and repower options for Lightning eMotors’ popular shuttle vans and cutaway applications, such as the Lightning Electric Transit passenger van and Lightning Electric E-450 and F-550 shuttle buses. “Many of our customers utilize these vans and shuttle buses for various short distance routes, such as airport runs and hotel shuttles, as well as last-mile services for smaller groups,” Reeser said. “These vehicles provide a very compelling total cost of ownership. And, as fleets target the vehicles and routes that they will electrify first, we need to be ready to meet those needs.

“The smoothness, the quietness, and the power of these electric motorcoaches is a game-changer for drivers, passengers, and operators” Reeser added. “We’re providing a full range of powerful, cost-effective zero-emission vehicles, engineered to support each operator’s sustainability goals.”

Last month, Lightning eMotors and GigCapital3, Inc. (“GIK” or “GigCapital3”) (NYSE: GIK), a special-purpose acquisition company, announced that they have entered into a definitive agreement for a business combination. With GigCapital3’s initial filing of a Form S-4 combined proxy statement/prospectus on December 31, 2020, Lightning eMotor’s pending business combination with GigCapital3 remains on track for an expected closing in the first quarter of 2021, subject to the approval of the stockholders of GigCapital3 and Lightning eMotors and other conditions to closing. Upon closing of the business combination, the combined operating company will be named Lightning eMotors and will be listed on the New York Stock Exchange under the ticker symbol [“ZEV”].

About ABC Companies

ABC Companies is a leading provider to the transportation industry with diverse product and service offerings that cover a full spectrum of operational needs including new and pre-owned full-size highway coach equipment along with transit and specialty vehicles including battery electric vehicles. ABC supports customers with a comprehensive after sale service network for service and repairs, collision services, extensive OEM and quality aftermarket parts needs for transit, motorcoach and heavy-duty equipment from 10 strategically placed locations throughout the United States and Canada. Additionally, private and municipal financing and leasing options are available through the company’s financial services group – one of the largest financial service providers within the industry. For more information, contact ABC Companies at 800-222-2875 or visit the company web site at https://www.abc-companies.com.

About Lightning eMotors

Lightning eMotors provides complete zero-emission-vehicle (ZEV) solutions for commercial fleets – from Class 3 cargo vans, passenger vans, and ambulances, to Class 4 shuttles buses and box trucks, to Class 6 work trucks, Class 7 city buses, and Class 8 motorcoaches. The Lightning eMotors team designs, engineers, customizes, and manufactures electric vehicles to support the wide array of fleet customer needs, with a full suite of telematics, analytics, and charging solutions to simplify the buying and ownership experience and maximize uptime and energy efficiency.

For more information, please visit https://lightningemotors.com and follow us at @LightningeMtrs on Twitter, Lightning eMotors on LinkedIn and @LightningeMotors on Instagram.

About GigCapital Global and GigCapital3, Inc.

GigCapital Global (“GigCapital”) is a Private-to-Public Equity (PPE) technology, media, and telecommunications (TMT) focused investment group led by an affiliated team of technology industry corporate executives and entrepreneurs, and TMT operational and strategic experts in the private and public markets, including substantial, success-proven M&A and IPO activities. The group deploys a unique Mentor-Investors™ methodology to partner with exceptional TMT companies, managed by dedicated and experienced entrepreneurs. The GigCapital Private-to-Public Equity (PPE) companies (also known as blank check companies or Special Purpose Acquisition Companies (SPACs)) offer financial, operational and executive mentoring to U.S. and overseas private, and non-U.S. public companies, in order to accelerate their path from inception and as a privately-held entity into the growth-stage as a publicly traded company in the U.S. The partnership of GigCapital with these companies continues through an organic and roll-up strategy growth post the transition to a public company. GigCapital was launched in 2017 with the vision of becoming the lead franchise in incepting and developing TMT Private-to-Public Equity (PPE) companies. For more information, visit www.gigcapitalglobal.com or https://www.GigCapital3.com.

GigCapital3, Inc. (NYSE: GIK, GIK.U, and GIK.WS), is one of GigCapital’s Private-to-Public Equity (PPE) companies.

“Private-to-Public Equity (PPE)” and “Mentor-Investor” are trademarks of GigFounders, LLC, used pursuant to agreement.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements regarding the business combination between GigCapital3 and Lightning eMotors and its closing, and the expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the business combination, the future business plans of the Lightning eMotors and GigCapital3 management teams, and Lightning eMotors’ revenue growth and financial performance, facilities, product expansion, services and product shipments and capabilities. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on certain assumptions and analyses made by the management of GigCapital3 and/or Lightning eMotors in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on Lightning eMotors and GigCapital3 as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting Lightning eMotors or GigCapital3 will be those that the parties have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the GigCapital3 stockholders will approve the transaction, the ability of the post-combination company to meet the NYSE listing standards, product and service acceptance and that Lightning eMotors will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of GigCapital3’s filings with the SEC, and in GigCapital3’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to GigCapital3 and/or Lightning eMotors as of the date hereof, and GigCapital3 and Lightning eMotors assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Additional Information and Where to Find It

GigCapital3 filed a registration statement on Form S-4 (File No. 333-251862), which includes a prospectus with respect to Lightning eMotor’s securities to be issued in connection with the business combination and a proxy statement with respect to GigCapital3’s stockholder meeting to vote on the business sombination (as amended, the “GigCapital3 proxy statement/prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Lightning eMotors and GigCapital3 urge investors and other interested persons to read the GigCapital3 proxy statement/prospectus , as well as other documents filed with the SEC, because these documents will contain important information about the business combination. The GigCapital3 proxy statement/prospectus and other relevant materials for the business combination will be mailed to stockholders of GigCapitl3 as of the record date established for voting on the business combination.

Stockholders may also obtain a copy of the preliminary proxy statement/prospectus as well as other documents filed with the SEC by GigCapital3, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital3, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

Lightning eMotors, GigCapital3 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital3’s stockholders in respect of the proposed business combination and related transactions. Information regarding GigCapital3’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on May 15, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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Additional Information and Where to Find It

GigCapital3 filed a registration statement on Form S-4 (File No. 333-251862), which includes a prospectus with respect to Lightning eMotor’s securities to be issued in connection with the business combination and a proxy statement with respect to GigCapital3’s stockholder meeting to vote on the business combination (as amended, the “GigCapital3 proxy statement/prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Lightning eMotors and GigCapital3 urge investors and other interested persons to read the GigCapital3 proxy statement/prospectus , as well as other documents filed with the SEC, because these documents will contain important information about the business combination. The GigCapital3 proxy statement/prospectus and other relevant materials for the business combination will be mailed to stockholders of GigCapital3 as of the record date established for voting on the business combination. Stockholders may also obtain a copy of the preliminary proxy statement/prospectus as well as other documents filed with the SEC by GigCapital3, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital3, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

Lightning Systems and GigCapital3 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital3’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital3’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on May 15, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.